Property Solutions Acquisition Corp.

654 Madison Avenue

New York, New York 10065

June 23, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Geoffrey Kruczek, Staff Attorney
Asia Timmons-Pierce, Staff Attorney

Re:	Property Solutions Acquisition Corp.
Registration Statement on Form S-4
Amendment No. 3 Filed on June 23, 2021

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-4 filed on June 23, 2021 (the “Registration Statement”) of Property Solutions Acquisition Corp. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m. Eastern Time on June 24, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Om Pandya at (713) 546-7519 or, in his absence, Paul Robe at (713) 546-7516.

Thank you for your assistance in this matter.

Very truly yours,

PROPERTY SOLUTIONS ACQUISITION CORP.

By:	/s/ Jordan Vogel
Jordan Vogel
Co-Chief Executive Officer

cc:	Aaron Feldman, Property Solutions Acquisition Corp.
Dr. Carsten Breitfeld, FF Intelligent Mobility Global Holdings Ltd.
Zvi Glasman FF Intelligent Mobility Global Holdings Ltd.
Ryan J. Maierson, Latham & Watkins LLP
David S. Allinson, Latham & Watkins LLP
Vijay S. Sekhon, Sidley Austin LLP
Michael P. Heinz, Sidley Austin LLP